July 12, 2013
Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	TIM Participações S.A. Form 20-F for the Year Ended December 31, 2012 Filed April 26, 2013 File No. 1-14491

Dear Mr. Spirgel:

By letter dated June 27, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2012 (the “2012 Form 20-F”) of TIM Participações S.A. (“TIM” or the “Company,” also referred to in this letter as “we”) filed with the SEC on April 26, 2013.

Our responses to the Staff’s comments on the 2012 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Larry Spirgel	Page 2 of 5
Securities and Exchange Commission

Statement of Cash Flow, page F-9

1.
Refer to your line items, “Monetary restatement on court deposits and contingencies” and “Interest and monetary and exchange variation on loans.” Please expand your MD&A to discuss the impact of inflation on your results of operations, including the nature of the arrangements that were impacted by inflation. We note your monetary adjustments disclosed in Note 33 and 34 on page F-76. In addition, provide a sensitivity analysis that addresses the inflation risk pursuant to paragraphs 40(a), B17, and IG32 of IFRS 7..

We acknowledge the Staff’s comment and will expand our MD&A disclosures in future filings to discuss the impact of inflation on our results.  By way of example, if such disclosure had been included in our 2012 Form 20-F, we would have added as a new fourth paragraph under “Overview” on page 72, the following:

“Inflation directly impacts our results of operations as result of certain of our assets and liabilities being subject to inflation adjustment, although the impact of these adjustments has not been material during the reported periods.  In 2012 the net impact of inflation adjustments was a gain of R$3.4 million and in 2011 was a gain of R$24.9 million.  The gains in both years reflected inflation adjustment gains on judgments awarded to us and, to a substantially lesser extent, inflation adjustment gains on contracts, offset in part by losses due to inflation adjustment on provisions for regulatory contingencies and, to a lesser extent, inflation adjustments on a R$137 million loan from BNDES.

In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base.  Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

We would propose to add an inflation sensitivity analysis to Note 40, where we would have included a paragraph along the following lines in our 2012 Form 20-F:

“(vi) Inflation risk – Inflation risk arises from our assets and liabilities that are by their terms adjusted for inflation, principally including court judgments for and against us, provisions for regulatory contingencies and one inflation-indexed loan.  In 2012 the net impact of inflation adjustments was a gain of R$3.4 million. The net effect of a 1% additional increase in inflation on such loan would be R$1.3 million. The net effect related to other assets and liabilities exposed to inflation risk as of December 31, 2012, would have been immaterial.”

Note 8. Accounts receivable, page F-35

2.
We note that the amount of your past due accounts over 90 days significantly exceeded your provision for doubtful accounts. We also note your accounts receivable policy in Note 4.f. on page F-24. Please tell us in more detail the factors you considered in concluding that the provision is adequate.

We acknowledge the Staff’s comment and note that in our experience receivables overdue by 90-120 days or less are generally paid in full. In concluding that the amount of our allowance for past due accounts is adequate, we consider our experience with non-payments (i.e., the average percentage for each cohort of past due receivables historically written-off, current economic conditions and the length of time receivables are past due. The provision for doubtful accounts for 2012 was based on the following estimates of average percentages of receivables per cohort, classified by the number of days such receivables are overdue, that we projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectability of accounts.

Larry Spirgel	Page 3 of 5
Securities and Exchange Commission

Days overdue	Percentage estimated to be uncollectible
Restated
Current*	2.75% – 3.5%
Receivables overdue 1 to 90 days*	5.5% – 7%
Receivables overdue 91 to 120 days	50%
Receivables overdue 121 to 150 days	56%
Receivables overdue 151 to 180 days	90%
Receivables overdue more than 180 days	100%
________________
(1)	Percentage varies based on area and customer composition.

The above table was included in the allowance for doubtful accounts discussion on page 69 of the 2012 Form 20-F.  In future filings, we will include, in the Accounts Receivable footnote, the breakdown showing the amounts overdue 90-120 days, 121-150 days, 151-180 days and more than 180 days. Furthermore, we would like to inform you that our estimates on December 31, 2012, in this regard, have been substantially confirmed until the date of this letter.

Note 40. Financial instruments and risk management

Leverage, page F-90

3.	Please reconcile EBITDA to net income. In addition, discuss the leverage ratio in your liquidity discussion on page 85. Your discussion should provide the following:

•	explain why the financial leverage index will enhance an investor’s understanding of your financial condition and/or cash flows;

•	identify those factors which should be considered by investors in evaluating the financial leverage index and discuss how you interpret the trends depicted by it; and

•
alert investors that the financial leverage index may not be comparable to similarly titled measures presented by other companies and could be misleading unless all companies and analysts calculate them in the same manner.

We acknowledge the Staff’s comment and will include in future filings a reconciliation of EBITDA to net income.  For 2012, the reconciliation would be the following:

Description	2012	2011	2010
Net Income	1,448,888	1,277,845	2,211,715
(+) Provision for income tax and social contribution	704,592	545,636	(1,257,038)
(+) Net financial results	167,965	238,857	245,457
(+) Amortization and depreciation	2,688,588	2,595,968	3,012,916
EBITDA	5,010,033	4,658,307	4,213,050

Larry Spirgel	Page 4 of 5
Securities and Exchange Commission

Furthermore, in future filings we will include a discussion of leverage in the liquidity portion of our MD&A substantially along the following lines:

“Management tracks the ratio of net debt to EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt.  The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, EBITDA remains constant and all cash and cash equivalents may be used to repay debt.  In addition, we believe that the ability to take on additional debt is a critical factor affecting success, as indebtedness may be required to make investments necessary to grow the Company’s business. We believe that our current financial leverage index of (0.03) reflects low levels of indebtedness and the ability to incur additional debt if needed for investment.  Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to EBITDA because EBITDA in particular may be calculated differently from company to company, leading to financial leverage indices that are not comparable.  Accordingly, any such comparison may be misleading.   The following table sets forth our financial leverage index for the reported periods:”

	2012	2011
		Restated
Total loans (Notes 19 and 41)	4,279,492	3,705,512
Less: cash and cash equivalents (Notes 6 and 7)	(4,430,590)	(3,264,727)

Net Debt	151,098	440,785

EBITDA	5,010,033	4,658,307

Financial leverage index	(0.03)	0.10

Larry Spirgel	Page 5 of 5
Securities and Exchange Commission

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld of Davis Polk & Wardwell at 212-450-4950, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Leonardo Wanderley

Claudio Zezza
Chief Financial Officer
TIM Participações S.A.

cc:	Nicholas Kronfeld (Davis Polk & Wardwell LLP)
Sergio Zamora (PricewaterhouseCoopers Auditores Independentes)

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